

January 9, 2024

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 6, Keji South 12th Road , Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

      Re: Aurora Mobile Limited
          Form 20-F filed on April 18, 2023
          File No. 001-38587

Dear Shan-Nen Bong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology